UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63702/January 12, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14127

In the Matter of :	
:	ORDER MAKING FINDINGS AND
VIPC COMMUNICATIONS, INC., and :	REVOKING REGISTRATIONS
VIZARIO, INC. :	BY DEFAULT
:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 17, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement has provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 14, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). To date, neither Respondent has filed an Answer and the time for filing has expired.

Since neither of the Respondents has filed an Answer or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

VIPC Communications, Inc. (CIK No. 1066059), is a void Delaware corporation located in Geneva, Switzerland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $14,160 for the prior nine months. As of November 4, 2010, the company's stock (symbol VPCM) was traded on the over-the-counter markets.

Vizario, Inc. (CIK No. 1097452), is a Nevada corporation located in Guangzhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $131,848 for the prior twelve months. As of November 4, 2010, the company's stock (symbol VZRO) was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of VIPC Communications, Inc., and Vizario, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge